ROSA A. TESTANI
212.872.8115/fax: 212.872.1002
rtestani@akingump.com

July 19, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Owen Pinkerton
Senior Counsel

Re:	Affinion Group, Inc.

First and Second Amended Registration Statement on Form S-4

Filed May 22, 2006 and June 21, 2006

File No. 333-133895

Form 10-Q

Filed May 15, 2006

File No. 333-133895

Ladies and Gentlemen:

Set forth below are the responses of Affinion Group, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 10, 2006 with respect to the above-referenced Registration Statement and Form 10-Q. Enclosed herewith is a copy of Amendment No. 3 to the Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from Amendment No. 2 to the Registration Statement filed on June 21, 2006. The Company has reviewed this letter and authorizes us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. In addition to changes made in response to the Staff’s comments, the Amendment has been updated to reflect the recent development with respect to Ms. O’Connell’s employment announced by the Company in the Current Report on Form 8-K filed on July 11, 2006.

Securities and Exchange Commission

July 19, 2006

Form S-4

General

1.	Please revise the supplemental letter, attached as Exhibit A to your response, to make it clear that the exchange offer will remain in effect for a limited time and would not require you to maintain an “evergreen” registration statement.

We have attached a draft of the revised supplemental letter as Exhibit A hereto in response to this comment. The revised draft is marked to indicate changes from the draft supplemental letter previously furnished to the Staff on June 21, 2006. We intend to file an executed copy of the agreed upon version of the supplemental letter via EDGAR at or prior to the time of requesting acceleration of effectiveness of the Registration Statement.

Cover Page

2.	Please clarify the difference between indebtedness that is “effectively subordinated” to the senior and/or subordinated notes and indebtedness that is “structurally subordinated” to the senior and/or subordinated notes.

The Staff is respectfully advised that the intended difference in the Registration Statement between indebtedness that is “effectively subordinated” to the senior and/or subordinated notes and indebtedness that is “structurally subordinated” to the senior and/or subordinated notes was intended to reflect the difference between effective (not contractual) subordination as a result of a security interest in the underlying assets (which the Company referred to as “effectively subordinated”) and effective (not contractual) subordination in the case of subsidiaries that are not guarantors (which the Company referred to as “structurally subordinated”). The Company believes that the term “effectively subordinated” encompasses both uses since “effective subordination” denotes “non-contractual subordination,” whether structural or otherwise. In response to the Staff’s comment and to avoid confusion, in lieu of clarifying the differences between the two terms on the cover page, the Company has revised the cover page and pages 14-15 and 25 of the Amendment to consistently refer to the broader term “effectively subordinated,” thereby eliminating the distinction and potential confusion between “effectively subordinated” and “structurally subordinated.”

Summary, page 1

3.	We have reviewed your revisions in response to prior comment 8, and we re-issue the comment. Your revised summary section appears to be lengthier than in the previous amendment. The summary should present a brief, but balanced, overview of the company and the proposed offering. Please revise to re-locate the more extensive disclosure to the body of the prospectus.

Securities and Exchange Commission

July 19, 2006

Revisions have been made to pages 1-2 in response to this comment to reduce the length of the summary as it pertains to the overview of the Company’s business and to eliminate the “Industry Overview,” subsection which was repetitive of the text in the “Business” section.

4.	We have reviewed your revisions in response to prior comment 9, and we re-issue the comment. A cross-reference to the “Risk Factors” section of the prospectus does not serve to balance the disclosure found in the Summary section. Please revise to summarize the material risks facing investors.

Revisions have been made to pages 3-4 to summarize the material risks facing investors in response to this comment.

5.	On page 1, please clarify what an “affinity partner” is. Also, we note that you derived “more than half” of your net revenue in 2005 from end-customers and members “marketed through” ten of your partners. Please disclose the amount of revenue allocated to these partners with more specificity and provide the same information for the first quarter of 2006. Also, please clarify what you mean by “marketed through.”

Revisions have been made to page 1 to define the term “affinity partner” and to replace the phrase “marketed through” with terminology that will be clearer to the reader. Additionally, revisions have been made to pages 1, 30 and 101 to disclose the aggregate percentage of revenue allocated to the Company’s top ten affinity partners for the year ended December 31, 2005 and for the three months ended March 31, 2006.

6.	We note your response to prior comment 10. Please tell us how you have determined that competitors will not be able to match your scale or program breadth as stated on pages 1-3.

Revisions have been made to page 101 in response to this comment to delete the assertion that the Company’s scale of operations and breadth of programs and services cannot be matched by its competitors and to replace it with a statement that the Company provides its affinity partners with a broad scale of operations and wide breadth of programs and services. Please note that in response to Comment 3, the disclosure previously contained on page 1 was eliminated from the “Summary” section.

Risk Factors, page 22

Risks Related to an Investment in the Notes, page 22

Despite our substantial indebtedness…, page 23

Securities and Exchange Commission

July 19, 2006

7.	We note your response to prior comment 24. Please revise your discussion or include a separate risk factor that reflects the risk related to your inability to incur additional debt under the applicable indentures. We consider this to be a risk distinct from your ability to incur additional debt.

The Company notes the Staff’s comment and respectfully believes that the risk factor beginning “Our substantial indebtedness could adversely affect our ability to raise additional capital…” had addressed the Company’s inability to incur additional debt under its indentures. In response to this comment, we have added additional language to this risk factor on page 21 to expand the disclosure and clarify the risk to investors related to the Company’s inability to incur additional debt under its indentures. In addition, the risk factor entitled “The terms of our credit facility and the indentures governing the notes may restrict our operations…,” which risk factor was previously found on page 27 of Amendment No. 2, also deals with the risks related to the Company’s inability to incur additional debt and has been moved to page 22 of the Amendment so that it appears prior to the risk related to the Company’s ability to incur additional debt.

Risks Relating to Our Business, page 29

We have limited history…, page 29

8.	We have reviewed your revisions in response to prior comment 27. In light of the fact that the company is not currently subject to the requirements of Item 404 of Sarbanes-Oxley, please clarify your disclosure to make it clear that the 2005 audit was a financial statement audit, significantly less in scope than an audit pursuant to Section 404.

Revisions have been made to page 29 in response to this comment.

We must replace the customers we lose…, page 30

9.	Please tell us your churn rates in recent periods and tell us how this risk factor comports with your response to prior comment 42, where you indicated that information related to churn rates “would not add materially to the investor’s understanding” of your business risk.

The Company notes the Staff’s comment and respectfully maintains that information related to churn rates would not add materially to an investor’s understanding of the Company’s business risk. The Company believes that churn rate is not an appropriate measure or indicator of its financial position or results of operations and that disclosure is not necessary. The Company already discloses average members per year for each of its business segments so that investors are informed of overall member and end-customer growth or decline on an annual basis. The Company believes that such information, together with the revenue generated per average member or end-customer is more meaningful to investors than churn rate in assessing the Company’s performance and assessing the risk that the Company may not be able to replace revenues from lost customers. The Company advises the Staff that in the supplemental data the Company provides to investors on page 69, in certain segments, the average members decreased year over year, but the net revenue per member increased and accordingly, more revenue was generated by the Company in years with a lower member base. Conversely, in other segments, the average members also decreased year over year, but the net revenue per member decreased and accordingly, less revenue was generated by the Company in years with a lower member base. This example illustrates that churn will not add materially to an investor’s understanding of the Company’s business risk. Accordingly, the Company does not systemically track churn rates by annual and monthly members across all lines of business because it would not be helpful in determining the profitability of a marketing campaign or of the business.

Further, for some business lines, the Company is unable to calculate churn rate. In these business lines, the Company’s affinity partners provide the number of beginning and ending members that the Company services, but the Company has no way to determine whether any difference in the number of beginning and ending members is a result of churn or a result of less new joins in the period. For example, if the number of beginning members provided to the Company were 100 and the number of ending members provided to the Company were 90, the Company has no way to determine if this means that 10 members cancelled during the period and there were no new joins or alternatively, if 30 members cancelled during the period and there were 20 new joins. Accordingly, the Company is unable to provide churn rates for certain of its businesses.

Finally, as the Staff will note in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the Company does not discuss the churn rate in such section as this is not a measure that the Company finds materially helpful in managing its business and comparing annual trends.

Securities and Exchange Commission

July 19, 2006

We derive a substantial amount…, page 31

10.	We note your response to prior comment 29 and reissue that part of the comment seeking disclosure regarding revenues attributable to each of your 10%-plus affinity partners in addition to the aggregate information you have already provided.

Revisions have been made to pages 30 and 113 in response to this comment to disclose the percentage of revenues attributable to the affinity partners that individually account for 10% or more of the Company’s revenue.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

Notes to Unaudited Pro Forma…, page 59

11.	Refer to pro forma footnote 2(c). It appears that the table provided in response to prior comment 38 does not support and reconcile to the pro forma adjustment to depreciation and amortization expense. Please revise so that your policies and calculations are transparent to readers.

Revisions have been made to pages 58-59 in response to this comment.

Management’s Discussion and Analysis…, page 64

The Transactions, page 69

12.	Please describe the special tax election disclosed on page 105, including the basis of the assets prior to and following the election and the anticipated benefit in the form of higher depreciation deductions. Also, if you considered any negative factors in making this election, please briefly disclose them here.

Securities and Exchange Commission

July 19, 2006

Revisions have been made to pages 68, 72 and 104 in response to this comment. The Company advises the Staff that as part of the Transactions, it made a special tax election referred to as a “338(h)(10) election” with respect to the target companies. Under a 338(h)(10) election, while the legal structure of the transaction is a stock purchase, the transaction is treated as if it were an asset purchase. In the Company’s situation, Cendant Corporation (“Cendant”), as the seller, will record the Transaction for tax purposes as an asset sale while the Company, as the buyer, does not have access to the historic tax basis of Cendant’s assets. By adjusting the tax basis as such, the aggregate amount of the Company’s tax deductions for depreciation and amortization will increase, which will reduce its cash taxes in the future and thus, further enhance the Company’s free cash flow generation. The Company respectfully advises the Staff that it believes there were no negative implications to making this election.

Results of Operations, page 70

Supplemental Data, page 70

13.	Please explain in detail how you calculate “annualized revenue per member.” Make clear whether this figure takes into account churn among monthly members or pro-rated refunds to annual members who cancel early.

Revisions have been made to the footnotes in the “Supplemental Data” table on page 69 in response to this comment.

14.	We note from page 30 that your inability to replace members lost represents a material risk to your business. We further note that an increasing percentage of your member base is monthly in nature. Please discuss whether this shift has increased—or whether you expect it to increase—your churn rates.

The Company notes the Staff’s comment and respectfully directs the Staff to its response to Comment 9 above. In addition, the Company believes that while it is possible that having an increasing percentage of its member base as monthly bill members rather than annual bill members may increase churn rates, the Company does not track this relationship and for the reasons stated in Comment 9 above, does not believe that such information is material to investors. The Company believes that it is important to tell investors that the trend to a monthly membership base from an annual membership base impacts cash flow, deferred revenue and Segment EBITDA, and has done so on pages 31 and 64-65.

15.	We note from page 71 that you were able to offset the impact of falling member numbers on revenue by raising prices and implementing more efficient marketing. It appears that such an impact would likely be reflected in a reduced rate of churn. Please discuss. Also, please explain the relative contribution of these two factors to revenue. Finally, please clarify whether you consider taking in a member at a monthly rate (versus an annual rate) to constitute a price increase and, in any event, please quantify the recent rate increases.

The Company respectfully advises the Staff that raising price points during the past few years coupled with more efficient marketing has resulted in an increase in the net revenue collected per net member, including any potential change in the churn rate due to higher average price points. As a result, any increase in customer cancellations has always been more than offset by the incremental revenue collected. Additionally, the Company respectfully advises the Staff that it calculates revenue on an annualized basis, and therefore taking a member at a monthly rate rather than an annual rate will only be deemed to constitute a price increase if such member’s annualized rate is higher in the monthly program than it would have been in an annual program. For example, if a program that was initially billed at $100 per year is changed so that a member is now billed for that program at a rate of $10 per month, the Company would receive an additional $20 for taking a member at the new monthly rate. However, if the same $100 per year program is changed so that a member is now billed at a rate of $8 per month, the Company would lose $4 from taking a member at the new monthly rate. Accordingly, the Company’s focus on changing some of its programs from annual payment programs to monthly payment programs will not necessarily constitute a price increase unless the Company simultaneously increases the program’s annualized price point as well. The Company respectfully advises the Staff that the rate increases were implemented across various programs and services and at various rates and therefore it would be misleading to disclose a single rate. However, the effect of such price increases and marketing efficiencies can be seen in the Annualized Net Revenue Per Average Member shown on page 69.

Three months ended March 31, 2006…, page 71

Overview of Operating Results for…, page 72

16.	Provision for/(benefit from) Income Taxes. Please revise your disclosure to explain the reasoning for the valuation allowance recorded in the three months ended

Securities and Exchange Commission

July 19, 2006

March 31, 2006. In addition, please disclose your applicable statutory and effective tax rates for each period.

Revisions have been made to page 72 in response to this comment.

Financial Condition, Liquidity and Capital Resources, page 89

Contractual Obligations and Commitments, page 96

17.	We note the revisions provided in response to prior comment 50. Please revise the table to present the information as of the latest fiscal year end balance sheet date. Refer to Item 303 of Regulation S-K. In addition, considering that the amount and timing of payments related to your employment agreements is known, we do not understand why the payments are not included in the table. Please revise or advise us.

Revisions have been made to page 95 in response to this comment to present the table as of December 31, 2005 and to reflect the payments required to be made based on the specified assumptions pursuant to the employment agreements described under “Management—Employment and Severance Agreements.”

Business, page 102

18.	Where relevant, please provide the information required by Item 101(d) of Regulation S-K. We note that some of this information already appears on page 104.

The Company notes the Staff’s comment and respectfully believes that it has adequately disclosed the financial information about geographic areas required under Item 101(d) of Regulation S-K in Note 20 to the Company’s audited consolidated and combined financial statements, located on page F-49 of the Amendment. Pursuant to Item 101(d)(2) of Regulation S-K, to the extent that the disclosed information conforms with generally accepted accounting principles, the Company may include a cross reference to its financial statements in lieu of presenting duplicative data in the prospectus. Accordingly, revisions have been made to page 103 to add an additional cross reference directing investors to the financial information by geographic segment contained in Note 20.

19.	We note your response to prior comment 55. Given your need to replace members on an ongoing basis, affinity partners represent material gateways to critical masses of customers. The loss of a gateway that accounts for 10% or more of your revenue would clearly be significant. Please describe your relationship with these partners in significantly more detail including:

•	the nature of your continued marketing rights post-termination;

Securities and Exchange Commission

July 19, 2006

•	the length of the contracts with partners who account for 10% or more of your revenues (i.e., when they are up for renewal) and whether they may be terminated at will;

•	what, if any, role the partners’ brands play in the relationships you form and whether you may continue to utilize those brands or market new products to those customers even after termination; and

•	whether the partners may allow competitive marketing either during or after ending their relationship with you.

Revisions have been made to pages 113-114 in response to this comment to describe the Company’s relationship with those of its affinity partners that account for 10% or more of its revenue.

Purchase Agreement, page 121

20.	We note your response to prior comment 65; however, you have not explained to us how you considered all other agreements entered into with Cendant as part of the transaction in your allocation of purchase price. Please advise us how you evaluated each arrangement disclosed. In addition, please tell us when you expect to finalize your purchase price allocation.

The Company respectively advises the Staff that all material agreements that are in place with Cendant and other third parties as of the closing of the Transactions are being reviewed in accordance with the provisions of SFAS 141 in order to determine whether a fair value adjustment is required. The process followed by the Company in determining fair value includes utilizing a present value approach, which in turn includes analyzing marketplace participant assumptions in determining the estimated future cash flows. The Company is still reviewing information relative to these agreements, including the Cendant agreements, and anticipates reaching a conclusion as to the agreements’ respective fair values by the end of the third quarter of 2006.

Legal Proceedings, page 122

21.

We note your response to prior comment 57 and reissue that part of the comment seeking disclosure of the states in which you are currently engaged in settlement discussions. Also, we note that yon have only described “certain” class actions.

Securities and Exchange Commission

July 19, 2006

Please tell us how you decided which ones to disclose in your registration statement and explain why you determined that you were not required to disclose these.

Revisions have been made to page 121 in response to this comment to disclose the primary states currently engaged in settlement discussions with the Company. The Company respectfully informs the Staff that listing any states other than California, Connecticut and Maine would be speculative as the states that participate in our settlement discussions change frequently, with some states joining from time to time and other states participating in settlement discussions and then ultimately deciding to no longer pursue the matter.

With respect to the Staff’s comment that the Company only described “certain” class actions, the Company advises the Staff that there is only one active consumer class action that it did not describe. On June 14, 2004 Dennis and Henrietta Hardy filed suit against Cendant and Regions Bank (“Regions”) in the Circuit Court of Alabama for Jefferson County alleging violations of the Real Estate Settlement Procedures Act. Such class action was omitted from disclosure because the Company believes that if it were to lose this class action suit, the monetary damages and any mandated changes to its business practices resulting from the loss would not be material to the Company, given that the Company does not generate a substantial amount of its revenue from Regions. Additionally, the Company believes that the likelihood of loss on this matter is remote.

Management, page 125

22.	With, respect to Mr. Hedges, please explain what line of business Mercatus LLC conducts. With respect to Messrs. Parker, Zinterhofer, Press and Becker, please describe their duties at Apollo in more detail.

Revisions have been made to pages 124-125 in response to this comment.

Consolidated and Combined Financial Statements

Securities and Exchange Commission

July 19, 2006

Consolidated and Combined Statements of Cash Flows, page F-6

23.	We have read your response to prior comment 77 and continue to believe that the cash flows relating to restricted cash should be reported in the cash flows statement within the category that they would be reported in if there were no restrictions. Your treatment appears inconsistent with the fact that the cash is collected through your operations and the offsetting liability is included in accounts payable with changes reflected in operating cash flow. Please revise your cash flow statement accordingly to present changes in restricted cash as an operating activity. Refer to paragraph 24 of SFAS 95.

BACKGROUND

With respect to the Staff’s comment regarding the classification of cash flows related to restricted cash received in the Company’s role as an agent and third-party administrator (“TPA”) for insurance programs it markets, the Company provides the following additional information.

As disclosed on page 111 of the “Business” section of the Amendment, through its Progeny operations, the Company markets four primary insurance products in the U.S. that pertain to supplemental health or life insurance. The Company uses direct mail and other marketing methods to solicit the individual customers of its affinity partners. Those customers that enroll in the Company’s insurance programs are referred to by the Company as its “members.” The Company has arrangements with a limited number of licensed third-party insurance carriers that underwrite and issue insurance policies to the members.

The Company contracts with its licensed third-party insurance carriers to provide a variety of insurance-based administrative functions on behalf of these insurance carriers, including the billing, collecting, maintaining and remitting of the policyholder premiums. The Company bills and collects the gross insurance premiums from members generally at the beginning of the insurance coverage period. The gross insurance premiums are received and deposited directly into designated restricted cash accounts. At the end of each month, the Company transfers its contractual share of the gross insurance premiums to unrestricted cash accounts to pay marketing and other expenses. The Company remits the remaining balance (typically 40%) of the insurance premiums to its insurance carriers during the following month. The insurance carriers then use such amounts to pay claims submitted by policyholders that these carriers adjudicate to be valid, fees to reinsurance companies, and other expenses, and retain a contractually agreed portion to provide for carrier administrative fees. The Company has no obligations to pay policyholder claims since the insurance carriers underwrite the policies. However, as discussed on page 98 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Amendment, the Company shares in profits and shortfalls with its insurance carriers pursuant to TPA agreements. On a semi-annual or annual basis, a settlement is made with the insurance carriers based on an analysis of the cumulative premiums the Company paid to the insurance carriers less cumulative claims experience incurred by the carriers to date, cumulative estimated claims incurred by these carriers but not reported, cumulative reinsurance costs and cumulative carrier administrative fees. Any excess or shortfall in the premiums paid to the insurance carrier is either received by the Company or paid to the insurance carrier according to the settlement. Historically, the claims experience has not resulted in a shortfall to the Company that would result in additional payments having to be made to the insurance carrier.

As a licensed TPA, the Company must receive and maintain control of the insurance premiums in a dedicated account. At each month end, the balance in the Company’s restricted cash account comprises funds due to insurance carriers that underwrite the policies the Company markets to its members. As payments are made to the insurance carriers monthly, there is on average only 30 days between the date gross insurance premiums are received and the date the insurance premiums are remitted to the respective insurance carriers. The Company’s restricted cash account balances are not available for general operations under state insurance laws nor under the terms of its TPA agreements. Furthermore, the Company may not withdraw funds to be remitted to the insurance carriers at any time without prior notice or penalty. The restricted cash is invested in interest bearing accounts and the interest accrues to the Company’s benefit.

During periods in which the restricted cash balance increases, there is an operating cash inflow reflecting the increase in the restricted cash related liability account (i.e. deferred revenue) and an investing cash outflow reflecting the increase in the restricted cash balance. Conversely, during periods when the restricted cash balance decreases, there is an operating cash outflow and an investing cash flow inflow. Since the reported cash inflow and outflow in a period are for the same amount there is no change in cash and cash equivalents in the Company’s statements of cash flows.

The question being addressed by this response relates to the appropriate classification of restricted cash activity within the Statement of Cash Flows.

Securities and Exchange Commission

July 19, 2006

EXAMPLE TRANSACTION AND RELATED ENTRIES

The following is a hypothetical example of the Company’s accounting for the collection of one month’s insurance premium paid by a policyholder for that month’s insurance coverage and the related general ledger entries. For purposes of this example, “Period 1” refers to the period (January) the Company bills and collects the insurance premium from the insured and is also the month of coverage, “Period 2” refers to the period (February) the Company remits the restricted cash to its insurance carrier, and “Period 3” represents the semi-annual settlement with that insurance carrier. For simplicity, the following entries assume the Company forwards 40% of the premium to the third party insurance carrier in Period 2 and receives back an additional 5% of the premium from the insurance carrier in Period 3 (November) of that year upon finalization of the semi-annual settlement covering the period ended January through June.

The period the Company collects the insurance premium from the insured which is also the period of insurance coverage (Period 1):

Dr.	Restricted Cash	$100

Cr.	Deferred Revenue	$100

To record the gross insurance premium receipt

Dr.	Cash	$60

Cr.	Restricted Cash	$60

To record the transfer of the Company’s contractual share of the $100 insurance premium to unrestricted cash

Dr.	Deferred Revenue	$100

Cr.	Revenue	$100

To record revenue related to delivery and performance of insurance services

Dr.	Revenue (Contra Account)	$35

Cr.	Accounts Receivable/Accounts Payable from/to Insurance Carrier	$35

To record the Company’s estimate of the upcoming settlement for the sharing of profits (in this example, Company shares in $5 of the profits calculated as $40 – $35 =$5)

The period the Company remits the restricted cash to its insurance carrier (Period 2):

Dr.	Accounts Receivable/Accounts Payable from/to Insurance Carrier	$40

Cr.	Restricted Cash	$40

To record the release of the contractual amount of restricted cash to the insurance carrier

The date of the semi-annual settlement with the insurance carrier (Period 3):

Dr.	Cash	$5

Cr.	Accounts Receivable/Accounts Payable from/to Insurance Carrier	$5

To record the Company’s receipt of cash on Accounts Receivable from Insurance Carrier

Securities and Exchange Commission

July 19, 2006

ALTERNATIVE PRESENTATION IN THE STATEMENT OF CASH FLOWS

View A below represents the Company’s current Statement of Cash Flows presentation. View B, the method proposed by the Staff, presents the change in restricted cash as operating rather than investing.

		VIEW A	VIEW B
Period 1	Cash flows from operating activities - net income	$65	$65
	Cash flows from operating activities - increase in restricted cash	—	(40)
	Cash flows from operating activities - increase in accounts payable	35	35

	Period 1 cash provided by operating activities	100	60
	Cash flows from investing activities - increase in restricted cash	(40)	—

	Period 1 cash used in investing activities	(40)	—
	Net increase in cash and cash equivalents	$60	$60

Period 2	Cash flows from operating activities - decrease in accounts payable	$(40)	$(40)
	Cash flows from operating activities - decrease in restricted cash	—	40

	Period 2 cash used in operating activities	(40)	—
	Cash flows from investing activities - decrease in restricted cash	40	—

	Period 2 cash provided by investing activities	40	—
	Net increase/decrease in cash and cash equivalents	$—	$—

Period 3	Cash flows from operating activities - decrease in accounts receivable	$5	$5

	Period 3 cash provided by operating activities	5	5
	Cash flows from investing activities	—	—

	Period 3 cash used in/provided by investing activities	—	—
	Net increase in cash and cash equivalents	$5	$5

Securities and Exchange Commission

July 19, 2006

ACCOUNTING DISCUSSION

As required under Rule 5-02.1 of Regulation S-X, the Company records cash held for remittance to insurance carriers as restricted cash in its consolidated and combined balance sheets with an equivalent amount in a deferred revenue account. As discussed above, the Company is contractually and legally limited in its ability to withdraw funds from the restricted cash accounts. The Company views its restricted cash accounts as the equivalent of an investment, whose return of principal requires the satisfaction of certain conditions rather than a simple withdrawal demand. Accordingly, the Company believes the restricted cash activity is a creation or return of an investment and is properly presented as an investing activity in its statements of cash flows. Based on the above, the Company respectfully believes View A more accurately presents the nature of the restricted cash activity as investing as opposed to operating activities as outlined in View B. The Company believes its current presentation of restricted cash in the Statement of Cash Flows is in accordance with paragraphs 16, 17, and 24 of SFAS No. 95.

The Company respectfully requests that if the Staff continues to believe after reviewing this response that changes in restricted cash should be shown as an operating activity rather than an investing activity, the Company and its independent auditors be permitted the opportunity to discuss with the Staff via telephone conference call, the Staff’s concerns with the Company’s current cash flow presentation. To schedule a conference call, please call either the undersigned, at (212) 872-8115 or Todd Siegel, the Company’s General Counsel, at (203) 956-1316.

Form 10-Q

24.	We note your response to prior comment 85 and the proposed language contained in Exhibit D. Based on your representation that your disclosure controls and procedures are designed to be effective at the reasonable assurance and that, as of March 31, 2006, they were in fact effective at the reasonable assurance level, you may incorporate the proposed changes to the Item 4 language in future filings.

The Company appreciates the Staff’s comment and confirms that it will incorporate the changes that it proposed in response to the Staff’s prior comment 85 to the Item 4 language in its future filings.

***************

Pursuant to Rule 461 under the Securities Act we hereby inform you, on behalf of the Company, that the Company may make an oral request that the Registration Statement be declared effective, and we have been authorized by the Company to represent to you, on their behalf, that they are aware of their obligations under the Securities Act with respect thereto.

Please do not hesitate to contact the undersigned at (212) 872-8115 or Gemma Descoteaux at (214) 969-4783 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Securities and Exchange Commission

July 19, 2006

Enclosures

cc:	Securities and Exchange Commission
Geoffrey Ossias Steve Jacobs Rachel Zablow

Affinion Group, Inc.
Todd Siegel

Exhibit A

Affinion Group, Inc.

100 Connecticut Avenue

Norwalk, Connecticut 06850

~~June 21,~~July 19, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affinion Group, Inc. (the “Issuer”)~~’s~~
Registration Statement on Form S-4 (File No. 333-133895) ~~initially filed May 8, 2006~~, as amended (the “Registration Statement”)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Registration Statement ~~on Form S-4~~ relating to the offer to exchange (the “Exchange Offer”) (i) the Issuer’s 10 1/8% senior notes due 2013 (the “New Senior Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuer’s outstanding 10 1/8% senior notes due 2013 (the “Old Senior Notes”) and (ii) the Issuer’s 11 1/2% senior subordinated notes due 2015 (the “New Senior Subordinated Notes” and together with the New Senior Notes, the “New Notes”), which have been registered under the Securities Act, pursuant to such Registration Statement, for the Issuer’s outstanding 11 1/2% senior subordinated notes due 2015 (the “Old Senior Subordinated Notes” and together with the Old Senior Notes, the “Old Notes”). The Issuer hereby informs the Staff that they are registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, but will not require the Issuer to maintain an “evergreen” registration statement. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above -referenced Registration Statement, ~~which has been filed with the Securities and Exchange Commission on May 8, 2006 and amended on May 22, 2006.~~ .

Neither the Issuer nor the Subsidiary Guarantors have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuer’s and the Subsidiary Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware

(through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours,

AFFINION GROUP, INC.

By:
	Name:	Nathaniel J. Lipman
	Title:	Chief Executive Officer and President